                                                                       EXHIBIT 5



                               SHAREHOLDER NOTICE
                       PURSUANT TO SECTION 5 OF ARTICLE II
                         OF THE AMERCO RESTATED BY-LAWS


TO:       AMERCO
          2727 North Central Avenue
          Phoenix, Arizona 85004

          Attention:  Gary V. Klinefelter, Secretary

     Pursuant to Section 5 of Article II of the Restated By-laws of AMERCO (the "Company"), the undersigned, as a holder of record and beneficial owner of shares of common stock of the Company, hereby delivers notice to the Secretary of the Company that the undersigned currently intends to bring before the next Annual Meeting of Stockholders of the Company and to submit to the vote of the stockholders of the Company the proposals described in the Exhibit attached hereto, as described in such Exhibit. The undersigned also hereby delivers to the Secretary of the Company certain information contained in such Exhibit relating to such proposals pursuant to Section 5 of Article II of the Restated By-laws of the Company.

     Section 5 of Article II of the Restated By-laws of the Company sets forth a procedure for stockholders intending to bring business before, and intending to nominate persons for election as directors at, a meeting of stockholders of the Company. By giving this Notice, the undersigned does not acknowledge the validity of any such procedures or the Restated By-laws that purport to require them and the execution and delivery of this Notice shall not be deemed to constitute a waiver of any rights to contest the validity of such provisions of the Restated By-laws.

     Further, the undersigned expressly reserves any rights allowed to him by law to modify the proposals to be presented at the Annual Meeting of Stockholders of the Company.

     DATED:  May 4, 1994.


                                            /s/ Paul F. Shoen
                                            _______________________________
                                            Paul F. Shoen

                                                                       EXHIBIT A



                   A Brief Description of the Business Desired
                  to be Brought Before the Meeting, the Reasons
                       for Conducting Such Business at the
                       Annual Meeting of Stockholders, and
                     Supplemental Information as Required by
              Article II, Section 5 of the AMERCO Restated By-Laws

                           SUBMITTED BY PAUL F. SHOEN

A.  INFORMATION PERTAINING TO THE PROPOSING STOCKHOLDER

This Exhibit is submitted to AMERCO in connection with the submission by Paul F. Shoen (the "Proposing Stockholder") of the within described shareholder proposals. The following information is information which purportedly may be required to be submitted to AMERCO in connection with the submission of shareholder proposals, pursuant to Section 5 of Article II of the Restated By-laws. By presenting this information, the Proposing Stockholder neither acknowledges the validity or enforceability of such By-laws provision nor concedes that all of such information is required under Section 5 of Article II of the Restated By-laws.

To the extent information required by Schedule 14A or the Company's Restated Bylaws is not expressly addressed in the Notice and this Exhibit thereto, such silence is deemed to mean that the item was inapplicable as to the Proposing
Stockholder.   All information herein with respect to share ownership is based upon the best knowledge of the Proposing Stockholder. All information herein with respect to outstanding AMERCO stock held by other persons is based upon public filings regarding AMERCO; the Proposing Stockholder has no other information with respect to such matters.

1.  The name and address of the Proposing Stockholder are as follows:

                Paul F. Shoen
                188 Yellowjacket Road
                Glenbrook, NV 89413

2. To the best knowledge of the Proposing Stockholder, the record date for the Meeting has not been set by the AMERCO Board of Directors. As of the date of the Notice of which this Exhibit is a part (the "Notice"), the following is information as to the class and number of shares held of record, beneficially and represented by proxy, by the Proposing Stockholder. Except as disclosed herein, the Proposing Stockholder does not own any securities of the Company of record which are not beneficially owned.

   Class of Securities:     Common Stock, $0.25 par value
   Record  Ownership:       3,478,513 Shares
   Beneficial Ownership:    3,478,513 Shares (See Disclosure Under
                            "Represented by Proxy" below)
   Represented by Proxy:    *

                                    (See footnote on following page.)

__________
*As described more fully in that certain Schedule 13D filed with respect to AMERCO by a purported group including the Proposing Stockholder, which Schedule 13D is on file at the U.S. Securities and Exchange Commission and at AMERCO and is incorporated herein by this reference, the Proposing Stockholder is a party to an Amended and Restated Stockholder Agreement purporting to regulate the voting of certain shares of AMERCO's outstanding Common Stock. By virtue of such Stockholder Agreement, the Proposing Stockholder may be deemed under the federal securities laws to be the beneficial owner of approximately 18,363,860 shares of such Common Stock. The Proposing Stockholder is not aware of the precise number of shares of AMERCO stock purportedly subject to the Stockholder Agreement.



3. The information regarding the Proposing Stockholder that might be required to be set forth in a definitive proxy statement filed with the Securities and Exchange Commission pursuant to Section 14 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), includes information that follows.

     (a) The Proposing Stockholder has a substantial interest in the matter to be acted upon in that, as of the date of the Notice, he is the holder of record of an aggregate of 3,478,513 shares of AMERCO Common Stock, which represents approximately 9% of the total outstanding Common Stock of AMERCO. The Proposing Stockholder believes that his interests in enhancing shareholder values by promoting shareholder liquidity has not been fully addressed by the current Board of Directors and therefore, he is proposing the within-described proposals to be considered by the shareholders, which proposals concern shareholder liquidity and related matters.

     (b) The name and business address of the Proposing Stockholder is provided above. (Note that Mr. Shoen has no business address.)

     (c)  The business history of the Proposing Stockholder is as follows:

     Paul F. Shoen has served as a management consultant to AMERCO since March 1992. From April 1991 until March 1992, Mr Shoen served as Assistant to the President of Amerco. For more than two years prior to April 1991 Mr. Shoen served as President of U-HAUL International, Inc. For more than three years prior to September 1991, Mr. Shoen also served as a Director of AMERCO.

     (d) The Proposing Stockholder has not, during the past ten years, been convicted in a criminal proceeding nor has he been named a subject of a pending criminal proceeding (excluding traffic violations or similar misdemeanors or minor offenses).

     (e) The amount of AMERCO securities owned beneficially, directly or indirectly, by the Proposing Stockholder is set forth above.

     (f) The amount of AMERCO securities owned of record by the Proposing Stockholder is set forth above.

     (g) During the past two years, the Proposing Stockholder has not purchased any AMERCO securities. However, until April 2, 1993 the Proposing Stockholder owned his AMERCO securities indirectly through his ownership of Pafran, Inc. On April 2, 1993, Pafran, Inc. merged into a newly-created wholly-owned subsidiary of AMERCO. As a result of this merger, the Proposing Stockholder became the record and beneficial owner of certain of the AMERCO Shares that were previously held by Pafran, Inc. Details of the merger are discussed below.

     The Proposing Stockholder has, within the past two years, sold shares of AMERCO Common Stock pursuant to the exercise of repurchase rights granted to him pursuant to that certain Share Repurchase and Registration Rights Agreement described elsewhere herein. Details of the repurchase transactions are as follows:

     Pursuant to the Share Repurchase and Registration Rights Agreement dated March 5, 1992, among AMERCO, Pafran, Inc. and Paul F. Shoen (the "Paul Shoen Share Repurchase and Registration Rights Agreement"), Pafran and/or Mr. Shoen exercised his repurchase rights as follows:


Date of Repurchase       Amount of Shares Repurchased       Purchase Price
- ------------------       ----------------------------       --------------
May 15, 1992                     23,148                        $250,000
April 30, 1993                   48,387                        $750,000


     (h) No funds were borrowed or otherwise obtained by the Proposing Stockholder for the purpose of acquiring or holding the securities of AMERCO.

     (i) Except as described herein, the Proposing Stockholder is not presently, nor has been within the past year, a party to any contract, agreement or understanding with any person with respect to any securities of AMERCO, including, but not limited to, joint ventures, loan or option agreements, puts or calls, guarantees against loss or guarantees of profit, division of profits and losses, or the giving or withholding of proxies.

     The Proposing Stockholder is purportedly a party to that certain Amended and Restated Stockholder Agreement among EJOS, Inc., Edward J. Shoen, an individual, Mark V. Shoen, an individual, Sophia M. Shoen, an individual, James
P. Shoen, an individual, Paul F. Shoen, an individual, certain corporations controlled by the individuals, and The AMERCO Employee Savings, Profit Sharing and Employee Stock Ownership Trust dated as of May 1, 1992 (the "Plan" or the "ESOP") (the "Stockholder Agreement"). By presenting the summary of the Stockholder Agreement set forth below, the Proposing Stockholder does not acknowledge the validity or enforceability of that Agreement or waive his right to contest such validity or enforceability. The following summary is derived principally from the above-referenced Schedule 13D and other AMERCO public documents.

     The Stockholder Agreement states that its purpose is to facilitate
(i) corporate stability, (ii) valuation of strategies to maximize the value and liquidity of the Company's securities and (iii) resolution of disputes between and among stockholders of the Company.

     The Stockholder Agreement provides in part that "[e]ach Stockholder agrees that, in voting such Stockholder's Shares hereunder such Stockholder shall consider both the long-term and short-term interests of the Company and its stockholders. To this end, each Stockholder agrees that such Stockholder shall vote such Stockholder's Shares hereunder in favor of any action required to effectuate the intent of Section 3.13 of the [Share Repurchase and Registration Rights Agreements among the Company of Paul F. Shoen and Sophia M. Shoen]."

     The Stockholder Agreement restricts the disposition of Common Stock and other voting stock of AMERCO owned or controlled by the stockholders who are parties to the Stockholder Agreement (the "Stockholders") at any time during the term of the agreement (the "Shares") to certain types of permitted dispositions.

     The Stockholder Agreement generally provides that Shares will be voted as a block at the direction of a "majority in interest of the Stockholders." A majority in interest of the Stockholders is defined to mean, with certain exceptions, Stockholders holding greater than fifty percent (50%) of the Shares actually voted pursuant to the Stockholder Agreement at any meeting of the Stockholders. The Shares may also be voted without a meeting upon the express written consent of all of the Stockholders. An "absolute majority of the Shares" is required for certain specified votes under the Stockholder Agreement. An absolute majority of the Stockholders is defined to mean, with certain exceptions, Stockholders holding greater than fifty percent (50%) of all Shares held by all Stockholders pursuant to the Stockholder Agreement. Stockholders are entitled, except in certain limited situations, to one vote per Share in any matter to be voted on pursuant to the Stockholder Agreement. The Stockholders appointed James P. Shoen as their proxy to vote their Shares in accordance with the Stockholder Agreement. A successor proxy may also be appointed.

     The Stockholder Agreement will terminate on March 5, 1999, unless earlier terminated (i) by consent of Stockholders holding greater than 60% of all Shares held by all Stockholders pursuant to the Stockholder Agreement, (ii) upon the effective date of a merger or consolidation of the Company in which the Company is not the surviving entity or in which the Company becomes the subsidiary of another corporation, unless Stockholders holding greater than 60% of all Shares held by all Stockholders pursuant to the Stockholder Agreement elect to continue the Stockholder Agreement, in which case the voting shares issued pursuant to the consolidation or merger will be substituted for the Shares under the Stockholder Agreement, (iii) subject to certain notice periods, at Paul F. Shoen's election, upon the Company's failure to effect the registration of securities contemplated by the Paul Shoen Share Repurchase and Registration Rights Agreement, or (iv) subject to certain notice periods, at Sophia M. Shoen's election, upon the Company's failure to effect the registration of securities contemplated by the Share Repurchase and Registration Rights Agreement, dated as of May 11, 1992 among the Company, Sophia M. Shoen and Sophmar, Inc. (the "Sophia Shoen Share Repurchase and Registration Rights Agreement").

     Any additional Common Stock or other voting stock of AMERCO acquired by the Stockholders becomes subject to the Stockholder Agreement. Upon the consent of an absolute majority of the Stockholders (subject to certain exceptions), additional AMERCO stockholders may become parties to the Stockholder Agreement.

     The obligations of the ESOP Trustee under the Stockholder Agreement relate only to those Shares for which the ESOP Trustee has the discretion or right to vote under the terms of the Plan. The ESOP Trustee is not required to act under the Stockholder Agreement unless it is provided with an opinion of counsel to the effect that compliance of the ESOP Trustee with the applicable provisions of the Stockholder Agreement will not result in a violation of the provisions of the Employee Retirement Income Security Act of 1974, as amended, or the Internal Revenue Code of 1986, as amended.

     The description of the Stockholder Agreement contained herein is qualified in its entirety by reference to the Stockholder Agreement, a copy of which is attached to the Schedule 13D filed by the Stockholders in May 1992.

     Except as set forth above, the Proposing Stockholder is not a member of any partnership, limited partnership, syndicate or other group pursuant to any agreement, arrangement, relationship, understanding or otherwise, whether or not in writing, and whether or not organized in whole or in part, for the purpose of acquiring, owning or voting shares of AMERCO.

     See (l) below for a description of certain other contracts, arrangements or understandings.

     (j) No securities of the Company are owned beneficially, directly or indirectly, by any person who would be deemed to be an "associate" of the Proposing Stockholder, as that term is defined in Rule 14a-1 promulgated under the Exchange Act.

     (k) The Proposing Stockholder does not beneficially own, directly or indirectly, any securities of a parent or subsidiary of the Company.

     (l) Except as described below, neither the Proposing Stockholder, nor any member of his immediate family, nor any of his associates, or any immediate member of such associate's family, had, or will have a direct or indirect material interest, since the beginning of AMERCO's last fiscal year, in any transaction or series of similar transactions, or any currently proposed transaction or series of transactions, to which AMERCO or any of its subsidiaries was or is to be a party, in which the amount exceeds $60,000.

     Following is a description of all transactions, or series of similar transactions, since the beginning of the Company's last fiscal year, and any currently proposed transaction, or series of similar transactions, to which the Company or any of its subsidiaries was or is to be a party, in which the amount involved exceeds $60,000 and in which the Proposing Stockholder had, or will have, a direct or indirect material interest.

     On April 2, 1993, AMERCO, Pafran, Inc. (a corporation controlled by Paul F. Shoen) and P.F. Acquisition, Inc., a subsidiary of AMERCO ("P.F.A."), entered into an Agreement and Plan of Merger pursuant to which P.F.A. merged into Pafran and Pafran became a wholly-owned subsidiary of AMERCO. In exchange for Pafran's capital stock, the stockholders of Pafran (Paul F. Shoen and certain irrevocable trust established by Paul F. Shoen) collectively received 3,598,876 shares of Common Stock, the same number of shares of Common Stock held by Pafran. Paul F. Shoen received 3,526,900 of these shares and the trust received 71,976 of the shares.

     The merger of Pafran, Inc. with P.F. Acquisition, Inc. was effected in accordance with the terms of a Merger Option Agreement, dated as of March 1, 1992, among Paul F. Shoen, Pafran and AMERCO (the "Pafran Merger Option Agreement"). The Pafran Merger Option Agreement required the Company to cause a subsidiary of the Company to be merged with or into Pafran at Pafran's request. The Company conditioned these merger rights on Paul F. Shoen and Pafran entering into an agreement that, among other things, prohibits Paul F. Shoen and Pafran directly or indirectly from offering, selling, pledging, or otherwise disposing of any shares of Common Stock or securities convertible into or exchangeable for Common Stock prior to March 1, 1999. This prohibition does not apply, however, to certain sales of securities in registered offerings and limited sales of securities under Rule 144 (promulgated by the U.S. Securities and Exchange Commission) or Section 4(1) of the Securities Act of 1933. This Stockholder Agreement is described elsewhere herein. With certain limitations, the Company has agreed to indemnify Pafran and Paul F. Shoen for liabilities arising out of the merger.

     Pursuant to the Share Repurchase and Registration Rights Agreement, dated as of March 1, 1992 (the "Paul Shoen Share Repurchase and Registration Rights Agreement") among Paul F. Shoen, Pafran, Inc., and AMERCO, Paul F. Shoen could or may elect to require AMERCO to repurchase, with certain limitations, (i) a number of shares of Common Stock determined by dividing $250,000 by the "Share Price" (as defined) during the period from March 1, 1992 to and including September 30, 1992 (the "Initial Period"), (ii) a number of shares of Common Stock determined by dividing $1,000,000 (less the aggregate dollar amount of shares repurchased during the Initial Period) by the Share Price during the period from October 1, 1992 to and including September 30, 1993, and (iii) a number of shares of Common Stock determined by dividing $1,000,000 by the Share Price during each of the periods from October 1, 1993 to and including September 30, 1994 and October 1, 1994 to and including September 30, 1995. The Paul Shoen Share Repurchase and Registration Rights Agreement provides that

AMERCO's obligation to repurchase any shares from Paul F. Shoen shall be satisfied if such shares are purchased by the AMERCO Employee Savings, Profit Sharing and Employee Stock Ownership Plan (the "Plan" or the "ESOP"). The Paul Shoen Share Repurchase and Registration Rights Agreement restricts the disposition of Common Stock held by Paul F. Shoen. Paul F. Shoen, subject to certain limitations and restrictions, may also elect to cause AMERCO to effect a registration under the Securities Act of 1933, as amended (the "Securities Act"), and applicable state securities laws of shares of Common Stock (or, if certain conditions are met, other AMERCO securities having greater liquidity or marketability) held by Paul F. Shoen. No such registration will be required prior to March 1, 1995, although this date may be moved up to March 1, 1994 at Paul F. Shoen's option, if certain conditions are met. Mr. Shoen takes the position that those conditions have been met, that he has given timely notice of his intent to accelerate his registration rights and has made his registration demand that AMERCO register 500,000 of his shares. The shares have not been registered and a registration statement has not been filed with the U.S. Securities and Exchange Commission with respect thereto. AMERCO disagrees. Legal proceedings related thereto are described elsewhere herein. Only two such registrations may be requested. All expenses of such registrations are to be borne by the Company except underwriting discounts and commissions.

     Pursuant to the Paul Shoen Share Repurchase and Registration Rights Agreement, (i) on May 15, 1992, Pafran sold 23,148 shares of Common Stock to the ESOP at the appraised value of $10.80 per share, for an aggregate sales price of approximately $250,000 and (ii) on April 30, 1993, Paul F. Shoen sold 48,387 shares of Common Stock to the ESOP at the appraised value of $15.50 per share, for an aggregate sales price of approximately $750,000.

     Pursuant to a Management Consulting Agreement, dated as of March 5, 1992, Paul F. Shoen agreed to provide management consulting services to AMERCO on matters relating to AMERCO's business and the organization and management of AMERCO. In consideration for these services, AMERCO has agreed to pay Paul F. Shoen a yearly fee of $200,000. The Management Consulting Agreement terminates on March 1, 1995, but may be terminated earlier under certain circumstances.

     (m) Neither Proposing Stockholder nor any associate of the Proposing Stockholder has any arrangement or understanding with any person with respect to any future employment with the Company or any of its affiliates. The foregoing notwithstanding, the Proposing Stockholder is a party to a management consulting contract with the Company as follows:

     Pursuant to a Management Consulting Agreement, dated as of March 5, 1992, Mr. Shoen agreed to provide management consulting services to AMERCO on matters relating to AMERCO's business and the organization and management of AMERCO. In consideration for these services, AMERCO has agreed to pay Mr. Shoen a yearly fee of $200,000. The Management Consulting Agreement terminates on March 1, 1995, but may be terminated earlier under certain circumstances.

     The only "arrangements or understandings" that the Proposing Stockholder has with respect to any future transactions to which AMERCO or any of its affiliates will or may be a party are the various share repurchase and registration rights obligations of AMERCO as set forth in the Paul Shoen Share Repurchase and Registration Rights Agreement described above.

     (n) There is no arrangement or understanding between the Proposing Stockholder and any other person or persons pursuant to which a nominee for election as a director is proposed to be elected.

     (o) Except as described below, neither the Proposing Stockholder nor his respective associates is a party adverse to AMERCO or any of its subsidiaries or has a material interest adverse to AMERCO or any of its subsidiaries. The Proposing Stockholder is a party to litigation filed against him by AMERCO as follows:

     On April 27, 1994, an action was filed in the Superior Court of the County of Douglas, State of Nevada, by AMERCO against Mr. Shoen. The complaint alleges waiver of the right to arbitrate certain contract interpretation issues and seeks injunctive relief and damages. Mr. Shoen is currently preparing his response to the complaint.

     On April 8, 1994, Mr. Shoen submitted to AMERCO his Request for Arbitration under Section 4.11 of his Share Repurchase and Registration Rights Agreement, claiming a dispute as to AMERCO's anticipatory breach of Section 3.02 and 3.13 of the Share Repurchase and Registration Rights Agreement. Mr. Shoen alleges that the Company has stated that it will not remove the "right of first refusal" with respect to the Company's Common Stock, as required by Section 3.13 of the Agreement, and therefore will not comply with the registration of Mr. Shoen's shares as required by Section 3.02(a). The noticed arbitration is currently proceeding pursuant to the schedule contained in Section 4.11 of the Share Repurchase and Registration Rights Agreement.

     (p) Except as described herein, there are no transactions or other matters requiring disclosure pursuant to Items 404(b) and (c) of Regulation S-K pertaining to the Proposing Stockholder.

     (q) The information required by Item 401 and Item 103 of Regulation S-K not otherwise covered above includes the following.

     Mr. Shoen is 37 as of May 1, 1994. The only position Mr. Shoen currently holds with the Company is that of consultant, as described above. Mr. Shoen served as a director of AMERCO from 1986 until September 1991. Mr. Shoen's business experience is set forth above. Mr. Shoen is the brother of Edward J. Shoen and Mark V. Shoen and the half brother of James P. Shoen, and is the nephew of William E. Carty, all of whom are presently directors of AMERCO.
Mr. Shoen has not been involved in any legal proceedings during the past five years that would require disclosure pursuant to Item 401(f) of Regulation S-K. Mr. Shoen is not a director of any company with a class of securities registered pursuant to section 12 of the Exchange Act or subject to the requirements of section 15(d) of such Act or any company registered as an investment company under the Investment Company Act of 1940. Except as set forth above, there are no legal proceedings to which Mr. Shoen is a party that would require disclosure pursuant to Instruction 4 to Item 103 of Regulation S-K.

     (r)  With respect to compliance with Section 16(a) of the Exchange Act:

     Mr. Shoen and Pafran, Inc. have filed all forms required to be filed pursuant to Section 16(a) under the Exchange Act.

     (s) There is no information required pursuant to Item 402 of Regulation S-K that would require disclosure in a proxy statement prepared in accordance with Schedule 14A in that the Proposing Stockholder is not an executive officer of AMERCO or any of its affiliates. The only compensation received by the Proposing Stockholder for services rendered to the Company is payment of the consulting fees paid pursuant to his management consulting agreement described above.

     (t) The Proposing Stockholder has not yet determined the arrangements pursuant to which he will solicit proxies of other stockholders with respect to the Annual Meeting or if he will solicit proxies. When and if those arrangements are determined, the Proposing Stockholder will apprise AMERCO of the methods of proxy solicitation to be used, the total amount to be spent in furtherance of or in connection with the proxy solicitation, and related matters. To date, no persons of the type described in sub-item (b)(3) of Item 4 of Schedule 14A have been retained or employed by the Proposing Stockholder, and the Proposing Stockholder has incurred only customary legal fees, estimated at $7,500, in connection with any such possible solicitation. The Proposing Stockholder reserves the right to solicit proxies by mail, personal interview, telephone, telecopier and other methods, and to retain others to assist them in that process. No precise estimate can be given at this time as to the amount that would be spent in furtherance of or in connection with any proxy solicitation. If the Proposing Stockholder determines to proceed with a solicitation and is successful, he may seek reimbursement from AMERCO for the expenses he has incurred relating thereto. Until such reimbursement is secured (if at all), the Proposing Stockholder will bear such expenses. It is not currently anticipated that the stockholders of AMERCO will be asked to vote on the reimbursement request.

     If the Proposing Stockholder solicits proxies with respect to the Meeting, he will comply at such time with Item 4 of Schedule 14A and with Rule 14a-4 under the Securities Exchange Act of 1934, as amended, as well as other applicable disclosure requirements.

B. SHAREHOLDER PROPOSALS RELATING TO LIQUIDITY OF THE COMPANY'S COMMON STOCK AND ENHANCEMENT OF SHAREHOLDER VALUE



Proposal 1:  To add a new Article VII, Section 4, to the By-Laws, as
             follows:

          "SECTION 4.  EFFECTUATION OF LISTING COMMITMENTS

             (a) The corporation shall, in response to the request of any holder of shares of the corporation's outstanding capital stock who is also the beneficiary of a commitment on the corporation's part to register some or all of those shares of stock under federal or state securities laws, take all appropriate steps to effect such registration, in accordance with the terms of the applicable registration commitment, promptly upon the receipt of any such request. If the registration commitment contains an obligation on the corporation's part to seek to list some or all of the shares to be so registered upon the New York Stock Exchange or the American Stock Exchange or to seek the qualification of some or all of those shares for trading on the NASDAQ National Market (each, a "National Securities Exchange"), the corporation shall take all steps required under the applicable listing or qualification requirements of the National Securities Exchange selected pursuant to the governing registration rights agreement (or comparable instrument) promptly to effect such listing or qualification. Without limiting the generality of the foregoing, if the National Securities Exchange requires as a condition of listing or qualification the waiver of transfer restrictions (including, without limitation, rights of first refusal) otherwise applicable to some or all of the shares of stock to be so listed or qualified, or if such waiver would otherwise facilitate the listing or qualification process, the corporation shall promptly waive such restrictions if it has the corporate power to do so, and shall promptly use its best efforts to secure such waiver if it lacks such power.

             (b) Any director or officer of the corporation who shall cause, seek to cause or participate in causing any action or inaction by the corporation not in compliance with the Article VII, Section 4 shall be personally liable to the shareholders for any damages, actual and consequential, suffered by the shareholders as a result of such action or inaction; PROVIDED, HOWEVER, no director or officer shall have any personal liability as a result of this Article VII, Section 4 to the extent that such liability is eliminated pursuant to Article 6.C of the corporation's Restated Articles of Incorporation.

             (c) This Article VII, Section 4 may not be amended except by an affirmative vote of shares possessing two-thirds or more of the votes that are generally (not just as the result of the occurrence of a contingency) entitled to vote for the election of the members of the Board of Directors of this corporation. Such vote must be by ballot at a duly constituted meeting of the shareholders, the notice of which meeting must include the proposed amendment.

             (d) If any provision or any part of this Article VII, Section 4 is found not to be valid for any reason, such provision or part shall be entirely separable from, and shall have no effect upon, the remaining provisions of this
Article VII, Section 4."

     Reasons for Proposal 1: The Proposing Stockholder is the beneficiary of certain registration commitments made by the Company. Among other things, those registration commitments require the Company to use its best efforts to list the shares sought to be registered on the New York Stock Exchange or the American Stock Exchange or to qualify those securities for trading on the NASDAQ National Market. The purpose of this Proposal is to ensure that the directors and officers of the Company are committed to the effectuation of those and other listing commitments, and to render any action or inaction on their part that serves to frustrate those commitments a violation of the By-Laws.

     Further, the Proposing Stockholder is advised and believes that the employees of AMERCO will through the ESOP greatly benefit from having a liquid market for the Company's Common Stock. In addition, the ESOP's fiduciaries, who are required to act for the exclusive benefit of the ESOP's participants, should support a public offering of the Company's Common Stock because it would provide the ESOP's participants with more marketable securities and improve the likelihood that the participants will be able to realize the true market value of their interests in the ESOP than if their shares are bought out at appraised values, as is now the case.

     The Proposal seeks to ensure compliance on the part of the Company with its existing and future registration commitments. Accordingly, this Proposal is a proper matter for stockholder action at the Annual Meeting. Although the Proposing Stockholder believes that Proposal 1 is needed in order to effect the intent of Section 3.13 of that certain Share Repurchase and Registration Rights Agreement among AMERCO, Paul F. Shoen and Pafran, Inc., dated as of March 5, 1992, the Proposing Stockholder believes that all of the Company's stockholders would be benefited.



     Proposal 2: To add a new Article X to the By-laws to create a Committee of Shareholder Representatives to Advise the Board of Directors with respect to Liquidity Options, which Article X would provide as follows:

                           "ARTICLE X

            COMMITTEE OF SHAREHOLDER REPRESENTATIVES

          SECTION 1.  COMMITTEE:

          The corporation shall have a committee of shareholder representatives consisting of at least seven, and not more than 20,



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members.  Each shareholder owning beneficially (within the meaning of Regulation
13D under the Securities Exchange Act of 1934, as amended, or any successor provision) and economically at least 5% of the corporation's outstanding Common Stock shall be permitted to designate a member of such committee. Subject to the foregoing requirement, the exact number of members of the committee shall be determined from time to time by a resolution adopted by an affirmative vote of a majority of the entire Board of Directors. The committee shall review the management of the business and affairs of the corporation by the Board of Directors with the purpose and intent of analyzing the actions taken by the Board with respect to the liquidity and market value of the Common Stock. The committee shall advise the Board of its views, and of the views of other holders of Common Stock that are expressed to the committee, with respect to whether the Board of Directors has from time to time taken sufficient actions with respect to improving the liquidity and market value of the Common Stock. The committee may, at the expense of the corporation, engage expert assistance and incur other expenses in a reasonable amount not to exceed in any fiscal year $.01 multiplied by the number of shares of Common Stock outstanding at the beginning of the year. The committee shall be given the opportunity to have included in the corporation's proxy statement used in its annual election of directors, a report of not more than 2,500 words on the committee's activities during the year, its evaluation of the management of the corporation by the directors with respect to the liquidity and market value of the Common Stock, and its recommendations on any matters proposed for action by shareholders pertaining to such matters.

          SECTION 2.  DESIGNATION OF MEMBERS:

          The members of the committee not designated by holders of shares of the corporation's stock as provided in Section 1 above shall be elected by the shareholders by plurality vote at their annual meeting. Elections of members shall be conducted in the same manner as elections of directors. Each member shall be paid a fee equal to half the average fee paid to non-employee directors, shall be reimbursed for reasonable travel and other out-of-pocket expenses incurred in serving as a member, and shall be entitled to indemnification and advancement of expenses as would a director.

          SECTION 3.  NOMINATING STATEMENTS:

          The corporation shall include in its proxy materials used in the election of directors nominations of and nominating statements for members of the committee to be elected as provided above submitted by any shareholder or group of shareholders (other than a fiduciary appointed by or under authority of the directors) which owns beneficially and economically at least 5% of the Common Stock as of the record date for the meeting of shareholders at which the election is to occur. Nominations must be received by the corporation not less than 90 nor more than 180 days before the annual meeting of shareholders. The corporation's proxy materials shall include biographical and other information regarding the nominee required to be included for nominees for director and shall also include a



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

nominating statement of not more than 500 words submitted at the time of nomination by the nominating shareholder or group of shareholders.



          SECTION 4.  NO LIMIT ON AUTHORITY:

          Nothing herein shall restrict the power of the directors to manage and control the business and affairs of the corporation.

          SECTION 5.  AMENDMENT:

          This Article X may not be amended except by an affirmative vote of shares possessing two-thirds or more of the votes that are generally (not just as the result of the occurrence of a contingency) entitled to vote for the election of the members of the Board of Directors of this corporation. Such vote must be by ballot at a duly constituted meeting of the shareholders, the notice of which meeting must include the proposed amendment.

          SECTION 6.  SEVERABILITY:

          If any provision or any part of this Article X is found not to be valid for any reason, such provision or part shall be entirely separable from, and shall have no effect upon, the remaining provisions of this Article X."

          Reasons for Proposal 2: This Proposal would establish a committee of shareholder representatives which would review the management of the business and affairs of the Company by the Company's Board of Directors with the purpose and intent of analyzing the actions taken by that Board with respect to the liquidity and market value of the Company's Common Stock. The Proposing Stockholder believes that such a committee could be an effective mechanism for shareholders to communicate their views to the Board and would serve a useful advisory function and with relatively little cost. Accordingly, this Proposal is a proper matter for stockholder action at the Annual Meeting.




Non-Binding Proposal Expressing the Sense of the Company's Shareholders on Certain Matters

Proposal 3: To Express the Sense of the Shareholders that the Company's Board of Directors Should Take Affirmative Steps to Improve Significantly the Liquidity and Market Demand for Shares of the Company's Common Stock:

          WHEREAS, the Shareholders of this Company believe that there are inadequate opportunities available to them to dispose of the shares of the Company's Common Stock that they own;



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

          WHEREAS, these inadequate opportunities result in large measure from
(a) the failure of the Company's Board of Directors to list all of the outstanding shares of such Common Stock on a national securities exchange such as the New York Stock Exchange or the American Stock Exchange or to qualify such shares for trading on the NASDAQ National Market (each of such exchanges or National Market, a "National Securities Exchange"), and (b) the Company's threat of enforcement of the restrictions on transfer of such Common Stock such as the right of first refusal (the "Right of First Refusal") currently contained in
Article VII, Section 2 of the Company's Restated By-Laws (the "By-Laws");

          WHEREAS, this absence of a market for the Common Stock, and the restrictions on transferability resulting from the Right of First Refusal and the non-registered nature of many of the shares of the Common Stock, significantly reduce the value of the shares of such Common Stock; and


          WHEREAS, the Shareholders of the Company believe it to be the fiduciary duty of each member of the Board of Directors of the Company to take immediate affirmative steps to enhance the liquidity and market value of shares of the Common Stock.


          NOW, THEREFORE, BE IT RESOLVED BY THE SHAREHOLDERS OF THE COMPANY, that they hereby request that the Company's Board of Directors immediately:

          (i) Terminate the provisions of Article VII, Section 2 of the By-Laws, and all provisions in the Company's favor of comparable effect, so that holders of shares of the Company's Common Stock may transfer such shares without the significant restriction on alienability posed by such provisions;

          (ii) Take all necessary steps to effect the prompt registration under applicable federal and state securities laws of all shares of such Common Stock of which shareholders of the Company may wish to dispose;

          (iii) Take all necessary and appropriate steps to list or qualify for trading on a National Securities Exchange all shares of the Common Stock; and

          (iv) Take all other steps as may appear desirable to improve the market for shares of the Common Stock.

          Reasons for Proposal 3: The Proposing Stockholder believes that the Company and its Board of Directors have taken inadequate steps over recent months to improve the liquidity and demand for shares of the Company's Common Stock. The Proposing Stockholder also understands that the Company is engaged in litigation with other holders of the Company's Common Stock relating in large part to those other shareholders' desire for liquidity. The Proposing Stockholder believes that positive steps by the Company in the direction of



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

creating liquidity may have the benefit of reducing the Company's legal exposure in this stockholder litigation.

          Further, the Proposing Stockholder is advised and believes that the employees of AMERCO will through the ESOP greatly benefit from having a liquid market for the Company's Common Stock. In addition, the ESOP's fiduciaries, who are required to act for the exclusive benefit of the ESOP's participants, should support a public offering of the Company's Common Stock because it would provide the ESOP's participants with more marketable securities and improve the likelihood that the participants will be able to realize the true market value of their interests in the ESOP than if their shares are bought out at appraised values, as is now the case.

          If AMERCO's Common Stock were to be readily tradeable on an established market, shares of stock distributed from the Company's ESOP after the shares became readily tradeable would not be subject to the "put option" requirements of Section 409(h) of the Code, as they are now. Because stock without a true trading market which is distributed from an ESOP is generally put by the participants, who do not want to hold unmarketable securities, and because the put must be discharged by the Company on an after-tax basis, ESOP put obligations can create material cash flow burdens on an employer. To the extent that the Company would be relieved of the put obligation, the value of the Company and its prospects should be enhanced, for the benefit of all of its shareholders, including the ESOP.

          Accordingly, the Proposing Stockholder has proposed this non-binding resolution, which would express the sense of the Company's stockholders on this topic. The Proposing Stockholder believes that there are inadequate opportunities available to the Company's stockholders to dispose from time to time some or all of the shares of the Company's Common Stock that they own, and he believes that the Company, acting through its Board of Directors, should take immediate actions to enhance those opportunities.



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